Exhibit 16.1

May 24, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Albany Molecular Research, Inc. (copy attached), which we understand will be filed with the United States Securities and Exchange Commission pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K report of Albany Molecular Research, Inc. dated May 18, 2005.  We agree with the statements concerning our Firm in such Form 8-K.  However, we make no comment whatsoever regarding the current status of the material weakness in internal control related to the maintaining of effective controls over inventory valuation at the Company’s large scale manufacturing facility, or regarding any remedial actions taken by Albany Molecular Research, Inc. related to such material weakness.

Very truly yours,

/s/ PricewaterhouseCoopers LLP